Resin Systems Inc.

Management’s discussion and analysis

This Management’s Discussion and Analysis (“MD&A”) for Resin Systems Inc. (the “Company”) should be read in conjunction with the interim consolidated financial statements for the quarter ended March 31, 2004 and the audited consolidated financial statements and related notes for the four month period ended December 31, 2003, and the years ended August 31, 2003 and 2002.  The audited and interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) unless specifically stated.  The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars, unless otherwise stated.

These interim statements have not been reviewed by the Company’s auditors, KPMG LLP.

This MD&A is dated May 15, 2004.

Overview

In the first quarter of 2004, the Company expanded its base of operations to include a divisional office in Calgary operating as RS Technologies.  This division has been established to develop, engineer, design, manufacture and sell the Company’s products.

Throughout the quarter, the Company has been focusing it efforts on meeting the targets outlined in the business plan established in 2003.

The Company has been working on developing a new website to better portray the Stronger Lighter Greener™ image of the organization.  This image is not only representative of the products and services that the Company offers but rather it also highlights the culture that has been adopted across the enterprise.  Furthermore, this website provides a greater insight to the environmentally friendly nature of the company’s operations, products and services.

This website is targeted to be live before the end of May 2004.

In addition to the website initiatives, the Company has been working towards having its quality management systems audited with a view towards achieving an ISO 9001:2000 status prior to the end of the second quarter of 2004.  As of this date, the Company is on-target towards achieving this goal.

Version™ Resin

The Company has been manufacturing its Version™ resin products for internal use as well as for third party customers.  Shipments were made in the first quarter of 2004

RSeal™

The Company has re-branded its former UniSeal™ line of resin based coatings to be called RSeal™ in order to better reflect the focus on the RS family of Stronger Lighter Greener™ products being produced by the Company.  A renewed effort is being made to market this proprietary line of industrial coatings as significant research had been invested to-date and a market demand has been identified.

RStandard™

The Company has identified RStandard™ as the brand name for its line of Utility Products.  The first quarter was focused upon final commissioning of its next generation utility pole production equipment at its Edmonton plant.  These efforts have resulted in the Company manufacturing its first utility pole using this equipment in early May 2004.  Subsequent to this, further poles were being manufactured using this equipment in order to be able to send poles out for independent testing.  Successful test results will facilitate entry into the US marketplace.  This testing is scheduled to be undertaken prior to the end of May 2004 such that pole production and deliveries can commence in June 2004.

The Company continued its efforts to establish a nation wide distribution network for its utility products.  Distribution Agreements are now in place to cover all of Canada from British Columbia to the Ontario/Quebec border.  These distributors have a combined commitment to order 10,500 poles from the Company.  Quebec and the Maritimes are currently being serviced by the Company directly but there is a view to expand the Distributor network over the next quarter.  The US marketplace continues to be serviced by the Company directly.

New Version Sport™ (NVS™)

The Company continues to manufacture and distribute hockey stick shafts.  The Company has complemented the product line by adding a selection of 3rd party blades such that people can acquire a complete NVS™ stick.  The Company’s products were well received at the combined hockey show of “Let’s Play Hockey 2004” and “IHIA Conference and Trade Show” in Toronto in January 2004.

Results of Operations

In reviewing the results of the 1st quarter ended March 31, 2004, and the three months ended February 28, 2003, the reader is advised that comparison between the two periods needs to be tempered with the knowledge that during the 1st quarter ended March 31, 2004, the Company was heavily involved in the commercialization of its products and that staffing levels for the period were higher than was evident for the three months ended February 28, 2003.

Revenues

                                           Three months ended                                Four months ended

                                          March 31,         February 28,                               December 31,

                                                  2004                      2003                                             2003

Product revenue            $     201,153          $       57,129                                 $    453,156

Other revenue                         21,026                   12,103                                           8,420

Total revenue                 $     222,179           $      69,232                                 $    461,420

Percentage change                   221%                         --                                               48%

The Company’s sales focus for the quarter ended March 31st, 2004 has been the sale of Version™ resin, end-use products containing Version™ resin and RSeal™ coatings (formerly Uni-Seal™).  During the quarter ended February 28th, 2003 the Company had two products it was actively promoting namely Version™ resin itself and Uni-Seal™ coatings.

Quarter ended March 31 , 2004

During the quarter the Company’s product revenues were $144,000 higher than those for the quarter ended February 28th, 2003.  Of this increase $88,000 relate to Version™ resin, $13,000 relate to Uni-Seal™ products and $43,000 relate to hockey products.  The quarter ended February 28th, 2003 the entire product sales related to Version™ resin.

Other revenue relates to interest and gain on sale of assets, for the quarter ended March 31st, 2004 where interest revenue was $19,400 compared to $12,100 for the quarter ended February 28th, 2003.  The Company disposed an automobile during the 2004 quarter and recorded a gain of $1,600.

Operating Expenses

                                                               Three months ended             Four months ended

                                                           March 31,         February 28,              December 31,

                                                                   2004                      2003                            2003

Cost of sales                                 $        90,036          $       40,378                $     333,899

Direct and product development           944,688                 383,919                    1,147,537

Marketing and business development   205,695                101,717                       387,997

General and administrative                1,712,917                 598,322                    1,269,047

Interest and other charges                       (6,708)                  23,345                        22,689

Amortization of property, plant

   and equipment                                      88,163                   18,345                       82,071

Amortization of intangibles                       73,080                         --                        109,733

Total operating expenses               $   3,107,871          $  1,166,253             $   3,352,973

Percentage change                                     166%                       --                            (32)%

During the quarter ended March 31st, 2004, the Company dedicated significant resources to the establishment of its infrastructure for; manufacture of Version™ resin and Version™ resin end products, the marketing of these products and the administration of the Company as it moves forward in its development.

First quarter ended March 31, 2004

Compared to the quarter ended February 28th, 2003, the Company’s operating expenses have increased $1,942,000 as it prepares to move forward into the full production and marketing of its products.

Of this increase, Cost of sales increased $50,000 and were related revenues which increased $144,000.

Direct and product development costs increased $560,000 as the Company focused its efforts on completing its manufacturing capabilities for Version™ resin end products to fulfill the orders it expected as per its business plan.  Staffing costs account for $343,000 as the Company gears up for production, while $209,000 relates to testing of new products and manufacturing equipment.

Marketing and business development costs increased $104,000, of this $59,000 relates to staffing costs with the remainder relating to marketing activities of the Company’s products.

General and administrative costs increased $1,115,000.  Staff and their related costs increased $568,000 of which $214,000 relates to the new Canadian GAAP requirement to expense stock based compensation to employees.  $515,000 relate to professional fees encompassing; legal, audit, American Stock Exchange (“AMEX”) application, corporate regulatory compliance and investor relation related activities.  Finally the remainder of $32,000 relates to insurance, rent and general cost increases.

The interest and other charges difference between the two periods amounts to $30,053.  The March 31st, 2004 amount of $6,708 relates specifically to foreign exchange recovery for the Company’s non-Canadian transactions and consolidations, whereas the quarter ended February 28th, had a foreign exchange charge of $24,000.

Amortization of property, plant and equipment expense increase is $70,000 higher than the same period last year owing to increases in manufacturing, computer and office equipment.

Amortization of intangibles expense is the charge for the intellectual property the Company purchased from Canzeal Enterprises in January 2003, which was not amortized until the fourth quarter in fiscal 2003.

Liquidity and capital resources

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company subsequent to March 31st, 2004 issued a press release announcing it had engaged Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. to act as an agent in a private placement of up to $10,000,000.

It is management’s opinion, that warrant-holders will exercise their warrants from the December 31, 2003 private placement.  These warrants have two exercise prices being $1.00 if exercised prior to or on June 29th, 2004 and $1.25 if exercised after June 29th, 2004 but prior to December 29th, 2004.  The total number of warrants relating to this share issue is 3,750,000, which would generate a further $3,750,000 and $4,700,000.

Working capital:

Working capital as at March 31, 2004 was $2,300,000, in the opinion of management, and with the expected investment from the announced private placement, the Company in conjunction with expected returns from operations, will have sufficient working capital to continue with its expansion and operational plans.

Long-term debt:

The Company’s long-term debt is related to a payable due to the National Research Council (“NRC”) under their Industrial Research Assistance Program (“IRAP”).  Under this program, the Company is entitled to a maximum of $498,263 (notes 16(a) and 18(c) of the Consolidated Financial Statements Four months ended December 31, 2003 and Years ended August 31, 2003 and 2002) for certain costs in developing Version™ F and Version™ S resin systems.  Repayment of these amounts commences March 1, 2006 and is repaid at the rate of 1.9% of gross quarterly revenues and continue until either the Company has fully repaid the amounts contributed by NRC or December 1, 2010.  As at December 31, 2003 the Company had received $385,274 from the NRC under this program.

The Company entered into a capital lease for office furniture during the quarter.

Capital structure:

During the quarter ended March 31, 2004, the Company issued 4,219,831 shares for net proceeds of $3,044,269.

As at March 31, 2004, the market close for the Company’s shares was $1.07, which translates into a market capitalization of $59,973,757.

Capital expenditure program:

The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and share financings.

Contractual obligations:

The Company has entered into commitments related to office leases as well as a capital lease to finance office furniture.  The following table summarizes the Company’s contractual obligations as at March 31, 2004.

The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	343,224	198,747	187,060	115,140	126,654	253,308	1,224,133
Capital Lease	53,839	57,118	50,247	Nil	Nil	Nil	161,204

Off-Balance Sheet Arrangements:

The Company does not have any Off-balance sheet arrangements as at the reporting period and does not expect to have any in the foreseeable future.

Related Party Transactions:

The Company did not have any related party transactions during the quarter ended March 31, 2004.

Application of critical accounting policies

The change significant accounting policy used by the Company is disclosed in note 2 of the interim consolidated financial statements.  Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The following discusses such accounting policies that have been recently adopted.  This is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported.  The Company’s management reviews its estimates regularly.  The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Stock-based compensation

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options.  Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after September 1, 2002, and has restated prior periods.  The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $157,521 and increase the retained deficit, and to increase contributed surplus by the same amount.  In addition, the effect of the change on basic loss per share was immaterial.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.  The Company undertakes no responsibility to update the information provided herein.

MD&A - #